UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dialogic Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

25250T100

(CUSIP Number)

with a copy to:
Nick Jensen ApS Kbus 17 nr. 2010 Vedbaek Strandvej 321, DK-2950 Vedbaek, Denmark	Eric C. Schlezinger Dialogic Inc. 926 Rock Avenue, Suite 20 San Jose, CA 95131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25250T100
1.	Names of Reporting Persons ApS Kbus 17 nr. 2101
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,702,934 shares of Common Stock (1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,702,934 shares of Common Stock (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,702,934 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 11.94% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Nick Jensen owns and controls ApS Kbus 17 nr. 2101.
(2)	This percentage is calculated based upon approximately 31,000,000 shares of Common Stock outstanding as of October 1, 2010, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2010.

CUSIP No. 25250T100
1.	Names of Reporting Persons Nick Jensen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,702,934 shares of Common Stock (1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,702,934 shares of Common Stock (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,702,934 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 11.94% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Mr. Jensen owns and controls ApS Kbus 17 nr. 2101.
(2)	This percentage is calculated based upon approximately 31,000,000 shares of Common Stock outstanding as of October 1, 2010, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2010.

Explanatory Note

This statement on Schedule 13D (this “Schedule 13D”) is being filed to report the acquisition of shares of Common Stock (as defined below) on October 1, 2010 as described in Item 3 below, pursuant to that certain Acquisition Agreement, dated May 12, 2010 (the “Acquisition Agreement”), by and between the Issuer and Dialogic Corporation, a British Columbia corporation (“Dialogic Canada”). Pursuant to the Acquisition Agreement, on October 1, 2010, the Issuer acquired all then-outstanding common and preferred shares in the capital of Dialogic Canada in exchange for shares of Common Stock (the “Arrangement”).

Item 1.	Security and Issuer

(a) This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Dialogic Inc., a Delaware corporation (the “Issuer”).

(b) The principal executive office of the Issuer is located at 926 Rock Avenue, Suite 20, San Jose, CA 95131.

Item 2.	Identity and Background

(a) The persons and entities filing this Schedule 13D are ApS Kbus 17 nr. 2101, a Danish company (“ApS Kbus”), and Nick Jensen (together with ApS Kbus, the “Filing Persons”).

(b) The address of the principal place of business of ApS Kbus is Vedbaek Strandvej, DK-2950, Vedbaek, Denmark. The address of the principal place of business of Mr. Jensen is 926 Rock Avenue, Suite 20, San Jose, CA 95131.

(c) The principal business of ApS Kbus is the venture capital investment business. Mr. Jensen is the chief executive officer and chairman of the Issuer.

(d) During the last five years, neither of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) ApS Kbus was organized under the laws of Denmark. Mr. Jensen is a Danish citizen.

Item 3.	Source and Amount of Funds or Other Consideration

ApS Kbus previously held 4,430,379 Series A Preference Shares of Dialogic Canada and 20,759,017 Common Shares of Dialogic Canada prior to the effectiveness of the Arrangement on October 1, 2010 (the “Previously Purchased Dialogic Securities”). The source of the funds for the Previously Purchased Dialogic Securities was capital contributions from the investors in ApS Kbus and bank borrowings.

Pursuant to the Acquisition Agreement, on October 1, 2010, the Issuer acquired all then-outstanding common and preferred shares in the capital of Dialogic Canada in exchange for shares of Common Stock, and Dialogic Canada became a wholly-owned subsidiary of the Issuer. ApS Kbus received 3,702,934 shares of Common Stock in exchange for the Previously Purchased Dialogic Securities upon the closing of the Arrangement on October 1, 2010.

Item 4.	Purpose of Transaction

The Acquisition Agreement provided for the acquisition by the Issuer of all outstanding common and preferred shares in the capital of Dialogic Canada in exchange for shares of Common Stock, as a result of which Dialogic Canada became a wholly-owned subsidiary of the Issuer. The shares acquired by the Filing Persons in connection with the Arrangement were acquired solely for investment purposes.

Subject to the foregoing, neither of the Filing Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The description contained in this Item 4 of the transactions contemplated by the Acquisition Agreement is qualified in its entirety by reference to the full text of the Acquisition Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, the Filing Persons beneficially own 3,702,934 shares of Common Stock, representing approximately 11.94% of outstanding Common Stock. The approximate percentage of shares of Common stock reported as beneficially owned by the Filing Persons is based upon approximately 31,000,000 shares of Common Stock outstanding as of October 1, 2010, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2010.

Mr. Jensen owns and controls ApS Kbus and, as such, may be deemed to possess sole beneficial ownership of the shares of Common Stock held by ApS Kbus. Neither of the Filing Persons has effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

In connection with the consummation of the Arrangement and pursuant to the Acquisition Agreement, the Issuer entered into a registration rights agreement, dated October 1, 2010 (the “Rights Agreement”) with certain former Dialogic Canada shareholders, including the Filing Persons, pursuant to which the Issuer might be required to register shares of Common Stock issued in the Arrangement (the “registrable securities”) to such former Dialogic shareholders.

Under the terms of the Rights Agreement, for so long as the holders of registrable securities hold at least 1% of the Common Stock and all Common Stock held by and issuable to such holders (and their affiliates) may not be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), such holders will have the right to require the Issuer to use reasonable efforts to effect registration under the Securities Act of their registrable securities, subject to specific value minimums and the right of the Board of Directors of the Issuer (the “Board”) to defer the registration for a period of up to 120 days. The Rights Agreement further provides that the holders of registrable securities may also cause the Issuer to register their securities on a Registration Statement on Form S-3 if they propose to register securities having a value of at least $500,000, subject to the Board’s right to defer the registration for a period of up to 120 days. If the Issuer proposes to register securities under the Securities Act, then the stockholders who are party to the Rights Agreement will have a right, subject to quantity limitations determined by underwriters if the offering involves an underwriting, to request that the Issuer register their registrable securities. The Issuer will bear all registration expenses incurred in connection with registrations. The Issuer has agreed to indemnify the parties to the Rights Agreement against liabilities related to the accuracy of the registration statement used in connection with any registration effected under the Rights Agreement.

The foregoing description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Filing Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A. Acquisition Agreement by and between the Issuer and Dialogic Canada, dated as of May 12, 2010 (incorporated by reference to Annex A of the Issuer’s Definitive Proxy Statement on Schedule 14A (File No. 001-33391), filed with the SEC on August 5, 2010).

B. Registration Rights Agreement among the Issuer and each of the persons listed on Exhibit A thereto, dated as of October 1, 2010 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-33391), filed with the SEC on October 6, 2010).

C. Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2010

APS KBUS 17 NR. 2010

By:	/s/ Nick Jensen
Name:	Nick Jensen
Title:	CEO
/s/ Nick Jensen
Nick Jensen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

A. Acquisition Agreement by and between the Issuer and Dialogic Canada, dated as of May 12, 2010 (incorporated by reference to Annex A of the Issuer’s Definitive Proxy Statement on Schedule 14A (File No. 001-33391), filed with the SEC on August 5, 2010).

B. Registration Rights Agreement among the Issuer and each of the persons listed on Exhibit A thereto, dated as of October 1, 2010 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-33391), filed with the SEC on October 6, 2010).

C. Agreement regarding filing of joint Schedule 13D.

Exhibit C

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Dialogic Inc. is filed on behalf of each of the undersigned.

Dated: October 12, 2010

APS KBUS 17 NR. 2101

By:	/s/ Nick Jensen	/s/ Nick Jensen
Name:	Nick Jensen	Nick Jensen
Title:	CEO